UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C.
                                     20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          Cornerstone Properties, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                 (CUSIP Number)

     Robert F.  Dow,  2800 One  Atlantic  Center,  1201 West  Peachtree  Street,
       Atlanta, Georgia 30309-3450 (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                11/7/96; 12/23/96

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


=============================================================================================

1   Name of Reporting Person  S.S. or I.R.S. Identification No. of Above
    Person
                         Hexalon Real Estate, Inc.
---------------------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                             (a)|_|
                                                                                 (b)|_|
---------------------------------------------------------------------------------------------
3   SEC Use Only

---------------------------------------------------------------------------------------------
4   Source of Funds
                                                   00
---------------------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(E)                                                              |_|

---------------------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                       United States
---------------------------------------------------------------------------------------------
    7  Sole Voting Power
                                           4,586,210*
---------------------------------------------------------------------------------------------
    8  Shared Voting Power
                                                    0
---------------------------------------------------------------------------------------------
    9  Sole Dispositive Power
                                           4,586,210*
---------------------------------------------------------------------------------------------
    10  Shared Dispositive Power
                                                    0
---------------------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                           4,586,210*
---------------------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares           |_|
---------------------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                         18.2 percent
---------------------------------------------------------------------------------------------
14  Type of Reporting Person
                                                   CO
=============================================================================================

SEE INSTRUCTIONS BEFORE FILLING OUT


* Includes shares of Common Stock issuable upon conversion of the shares of 8% Cumulative Convertible Preferred Stock, Series A held by a wholly-owned subsidiary of the reporting person.

=============================================================================================

1   Name of Reporting Person  S.S. or I.R.S. Identification No. of Above
    Person
                                    HRE Finance, Inc.
---------------------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                             (a)|_|
                                                                                 (b)|_|
---------------------------------------------------------------------------------------------
3   SEC Use Only
---------------------------------------------------------------------------------------------
4   Source of Funds
                                                   00
---------------------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(E)                                                                   |_|
----------------------------------------------------------------------------------------------
6   Citizenship or Place of Organization
                                        United States
----------------------------------------------------------------------------------------------
    7  Sole Voting Power
                                           4,586,210*
----------------------------------------------------------------------------------------------
    8  Shared Voting Power
                                                    0
----------------------------------------------------------------------------------------------
    9  Sole Dispositive Power
                                           4,586,210*
----------------------------------------------------------------------------------------------
    10  Shared Dispositive Power
                                                    0
----------------------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                           4,586,210*
----------------------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                |_|
----------------------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                        18.2 percent
----------------------------------------------------------------------------------------------
14  Type of Reporting Person
                                                  CO
==============================================================================================

SEE INSTRUCTIONS BEFORE FILLING OUT


* Includes shares of Common Stock issuable upon conversion of the shares of 8% Cumulative Convertible Preferred Stock, Series A held by the reporting person.

Item 1. SECURITY AND ISSUER

          This  statement  relates  to  the  Common  Stock,  no  par  value,  of
Cornerstone  Properties,   Inc.,  a  Nevada  corporation  (the  "Company").  The
principal executive office of the Company is located at:

          126 East 56th Street New York, NY 10022

Item 2. IDENTITY AND BACKGROUND


         1.       (a)      Hexalon Real Estate, Inc., a Delaware corporation
                           ("HRE"), is a person filing this statement.

                  (b) 950 East Paces Ferry Road, Suite 2275, Atlanta, Georgia 30326-1119.

                  (c)      Real estate investment trust.

                  (d)      None.

                  (e)      None.

                  (f)      United States.

         2.       (a)      HRE Finance, Inc., a Delaware corporation
                           ("HRE Finance") is a person filing this statement.

                  (b) 950 East Paces Ferry Road, Suite 2275, Atlanta, Georgia 30326-1119.

                  (c)      Real estate investment trust.

                  (d)      None.

                  (e)      None.

                  (f)      United States.


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On November 7, 1996, HRE acquired 458,621 shares (the "Shares") of the Company's 8% Cumulative Convertible Preferred Stock, Series A, in exchange for HRE's common stock of Frick Building, Inc. a Delaware corporation ("Frick"), which was merged with and into CStone-Pittsburgh Trust, a Maryland business trust and wholly-owned subsidiary of the Company (the "Sub"), pursuant to the terms of that certain Agreement and Plan of Merger ("Merger Agreement") dated November 7, 1996, among the Company, the Sub, Frick, and HRE, a copy of which is filed herewith as Exhibit 99.1.

          On December 23, 1996, HRE transferred all of its interest in the Shares to HRE Finance, its wholly-owned subsidiary.

Item 4.  PURPOSE OF TRANSACTION

          The reporting person currently intends to hold the shares for investment.

                    (a)       None.

                    (b)       See Item 3.

                    (c)       None.

                    (d) Pursuant to the terms of that certain Stockholders Agreement ("Stockholder Agreement") dated as of November 7, 1996, among the Company and HRE, a copy of which is filed herewith as Exhibit 99.2, HRE may designate a director nominee, and the Company shall recommend the election of such nominee to the holders of the Company's common stock. HRE has designated Cecil Conlee as its director nominee. On November 27, Cecil Conlee was elected as a director of the Company pursuant to the Stockholder Agreement. On December 23, 1996, the Stockholder Agreement was amended to add HRE Finance as a party to the Stockholder Agreement.

                    (e)-(j)   None.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

                    (a)-(b)   See Items 7-13 of the cover pages.

                    (c) See Item 3. No other transactions in the Company's Preferred Stock have been effected by the persons named in Item 2 above within the last sixty days.

                    (d)       None.

                    (e)       Not Applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          See Item 4(d). The Stockholders Agreement includes, among other things, (i) a restriction on the transfer of the Shares without prior written notice to the Company; (ii) demand and piggyback registration rights for the holders of the Shares; (iii) a requirement that the holders of the Shares execute a lock-up agreement in the event of an underwritten public offering. The Certificate of Designations of the Preferred Stock, a copy of which is filed herewith as Exhibit 99.3, includes (i) a right by HRE to convert each Share into ten shares of the Company's common stock, with such conversion ratio subject to adjustment for dividends paid on the common stock, stock splits, reclassifications, or the issuance of additional common shares or warrants and
(ii) a put right by HRE to cause the Company to redeem the Shares, at stated value plus any accrued but unpaid dividends, at any time after January 1, 2001, but only if the Company has not completed a public offering with net proceeds to the Company of at least $75 million.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

        99.1* Agreement and Plan of Merger dated November 7, 1996 99.2* Stockholders Agreement dated November 7, 1996. 99.3* Certificate of Designations, Voting Powers, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of 8% Cumulative Convertible Preferred Stock, Series A of Cornerstone Properties, Inc. 99.3 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(f).

*Previously filed.

Signature.

         After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

HEXALON REAL ESTATE, INC.


By:               William J. Breach
                  William J. Breach, its Vice President


HRE FINANCE, INC.


By:               William J. Breach
                  William J. Breach, its Vice President



395078.1